EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Second Quarter		First Six Months
	2013	2012	2013	2012
Computation of Earnings:
Income before income taxes	$246	$280	$330	$429
Add:
Interest expense	25	24	51	48
Amortization of debt premium/discount and expenses	—	1	1	1
Interest portion of rent expense	9	7	17	14
Earnings as adjusted	$280	$312	$399	$492
Computation of Fixed Charges:
Interest expense	$25	$24	$51	$48
Amortization of debt premium/discount and expenses	—	1	1	1
Interest portion of rent expense	9	7	17	14
Fixed charges	$34	$32	$69	$63
Ratio of Earnings to Fixed Charges(A)	8.18	9.82	5.79	7.76
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(A)	Ratios were calculated prior to rounding to millions.